Twin Cities Key Market Website Table

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE TWIN CITIES
In 2024 Dollars, Since Inception*

87	$1.7B	$5.0M	$2.7B	12,261

Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved (51% affordable)
$6.0B	23.3M	$2.4B	29,455B	$239.1M

Total Economic impact	Hours of Union Construction Work	Total Wages and Benefits	Total Jobs Across Industries	State and Local Tax Revenue Generated

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2025. Economic impact data is in 2024 dollars and all other figures are nominal. America CDE, Inc. is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT’s portfolio.

Investors should consider the HIT’s investment objectives risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.